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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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06004328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HunterWise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2171 Campus Drive, Suite 200
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred G. Jager — 949-852-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corbin & Company
(Name – *if individual, state last, first, middle name*)

2603 Main Street,	Suite 600 Irvine	CA	92614
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

PROCESSED
APR 26 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH, D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

NM 3/10

OATH OR AFFIRMATION

I, Fred G Jager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Wise Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALBERT E. EID
COMM. #1366204
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Aug. 20, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER WISE SECURITIES, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF HUNTER WISE FINANCIAL GROUP, LLC)
SEC ID. NO. 8-52660

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE

As of December 31, 2005

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CORBIN & COMPANY LLP
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hunter Wise Securities, LLC

We have audited the accompanying statement of financial condition of Hunter Wise Securities, LLC (a California limited liability company) (the "Company," a wholly owned subsidiary of Hunter Wise Financial Group, LLC) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Hunter Wise Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Corbin & Company LLP

CORBIN & COMPANY, LLP

Irvine, California
January 11, 2006

HUNTER WISE SECURITIES, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF HUNTER WISE FINANCIAL GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2005
ASSETS	
Cash	$ 31,916
Accounts receivable	25,000
Prepaid management fees	-
Deposits	840
Deferred expenses	2,164,499
	$ 2,222,255
LIABILITIES AND MEMBER'S DEFICIT	
Current liabilities:	
Accounts payable	$ 10,336
Deferred revenue	2,231,443
Total current liabilities	2,241,779
Commitments and contingencies	
Member's deficit	(19,524)
	$ 2,222,255

NOTE 1 – GENERAL

Organization

Hunter Wise Securities, LLC (the "Company") is organized as a California limited liability company. All investors are termed members. The limited liability company acts similarly to the corporate shield, in that members are not liable for debts of the Company to an extent greater than their initial capital investment. This limited liability, however, extends only to states that have enabling legislation; states that have not authorized limited liability companies may treat such entities as general partnerships. The Company's sole member is its parent company, Hunter Wise Financial Group, LLC ("HWFG").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the National Association of Securities Dealers (the "NASD"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of revenue requirements for brokers and dealers.

The Limited Liability Company Agreement

The following represents only a summary of certain provisions of the limited liability company agreement. Refer to the agreement for specific provisions affecting the Company.

Under the terms of the limited liability company agreement, which expires December 31, 2029, profits and losses are to be allocated to all members pro rata in accordance with each member's percentage of total member's capital contributions.

Members may not assign, sell or transfer their membership interest without the consent of all members. In addition, no person shall be admitted as a member without the consent of all members.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2005 , the Company had net capital of $18,927 , which was $13,927 in excess of the required minimum capital, and had a ratio of aggregate indebtedness to net capital of 0.55 to 1 as of December 31, 2005.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company historically generates a substantial amount of commission income in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

All income and losses of the Company are passed through to the members and the members report these on their individual income tax returns. There is no entity level tax for the Company for Federal purposes. The State of California imposes a gross receipts tax which has been recorded in the statements of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2007. In the event that additional funds are required, HWFG has committed to provide such funding.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Management Fees

The Company is obligated to pay $5,000 monthly in the form of management fees to HWFG for general and administrative service support (including facilities) provided to the Company.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

HUNTER WISE SECURITIES, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF HUNTER WISE FINANCIAL GROUP, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

	As of December 31, 2005
Member's deficit per books	$ (19,524)
Increases:	
Deferred revenue	2,231,443
Decreases – unallowable assets:	
Deferred expenses	(2,164,499)
Accounts receivable	(25,000)
Other unallowable assets	(3,493)
Net capital	18,927
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $10,336 or $5,000)	5,000
Excess net capital	$ 13,927
Aggregate indebtedness	$ 10,336
Ratio of aggregate indebtedness to net capital	0.55 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 18,927
Reconciling items:	
Miscellaneous adjustments to net income	0
Net capital per above	$ 18,927

CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Hunter Wise Securities, LLC

In planning and performing our audit of the statement of financial condition of Hunter Wise Securities, LLC (the "Company") as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110
www.corbincocpa.com

preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Corbin & Company LLP

CORBIN & COMPANY, LLP

Irvine, California
January 11, 2006